UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5

PART III

SEC Mail Processing Section RECEIVED MAR 16 2015 Washington DC

SEC FILE NUMBER
8-45221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RS Platou Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue Suite 710
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Shea, Chief Financial Officer 212-317-7099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

...X Certified Public Accountant

... Public Accountant

... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RS Platou Markets, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH P. DaPIETTO
Notary Public, State of New York
No. 4994732
Qualified in Nassau County
Commission Expires April 13, 2018

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RS Platou Markets, Inc.

Statement of Financial Condition

December 31, 2014

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors of
RS Platou Markets, Inc.

We have audited the accompanying statement of financial condition of RS Platou Markets, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RS Platou Markets, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 13, 2015

RS Platou Markets, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 5,406,148
Deposit with clearing broker	100,000
Receivable from clearing broker	41,397
Receivable from customers	69,556
Fixed assets, net of accumulated depreciation and amortization of $123,479	120,937
Intercompany receivable	133,384
Prepaid income taxes	271,583
Deferred tax assets, net of valuation allowance of $502,760	–
Other assets	161,214
Total assets	$ 6,304,219
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 1,394,821
Payables to clearing broker	16,404
Intercompany payable	306,582
Total liabilities	1,717,807
Stockholder's equity	
Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding	4
Preferred stock; $0.001 par value, 1,000 shares authorized	–
Additional paid-in capital	3,766,857
Retained earnings	819,551
Total stockholder's equity	4,586,412
Total liabilities and stockholder's equity	$ 6,304,219

The accompanying notes are an integral part of the statement of financial condition.

RS Platou Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Nature of Business

RS Platou Markets, Inc. (the "Company") is a wholly owned subsidiary of RS Platou AS (the "Parent") based in Norway. The Company is based in the United States and conducts business from its main office in New York City. The Company is a broker-dealer under the Securities Exchange Act of 1934 registered with the Securities and Exchange Commission ("SEC") effective November 4, 1992, and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") effective December 22, 1992.

On June 14, 2012, RS Platou Markets AS received 1,000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000. On December 6, 2012, RS Platou Markets AS received 1,000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000.

The Company engages primarily in providing Corporate Finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also engages in the following business activities: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans; including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of U.S. insurance company investors.

On January 9, 2013, FINRA approved an application submitted by the Company to engage in corporate finance and best-efforts underwriting activities. On September 23, 2013, the Company received permission from FINRA to expand its business operations to include firm commitment underwritings and the preparation and distribution of proprietary research reports. The Company has participated in one firm commitment underwriting to date in 2014. As of the date of this report, the Company had not issued any proprietary research.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its parent, RS Platou Markets AS, pursuant to which the Company chaperones certain activities of RS Platou Markets AS in the U.S. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2014, the Company's cash exceeded the limit by $5,156,148. At December 31, 2014, the Company did not have any cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using estimate useful lives of five years.

Receivables from Clearing Broker and from Customers

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. Receivables from customers consist of amounts due for research services and reimbursement of legal expenses. Receivables are periodically assessed for impairment.

Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Payables to Clearing Broker

Payables to clearing broker on the statement of financial condition consist of clearing fees and other related charges.

2. Significant Accounting Policies (continued)

Revenues

The Company earns commission revenue from effecting trades in U.S. and non-U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses these costs.

The Company also earns fees for corporate access research services provided to U.S. institutional customers in accordance with its chaperoning agreement with its parent, RS Platou Markets AS. Corporate access research services are typically not governed by contractual agreements.

Revenues earned for these services are recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

2. Significant Accounting Policies (continued)

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Fair Value of Financial Instruments

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*.

ASC 820 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair-value hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

- Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.
- Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

2. **Significant Accounting Policies (continued)**

New Accounting Pronouncements

Revenue - Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This comprehensive new revenue recognition standard, issued by the FASB and the International Accounting Standards Board (IASB), will supersede existing revenue guidance under US GAAP and IFRS. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The guidance is effective for annual periods beginning after 15 December 2017. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's statement of financial condition.

Presentation of Financial Statements/Property, Plant and Equipment

In April 2014, the FASB issued ASU No. 2014-08, *Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, which raises the threshold for a disposal to be treated as discontinued operations. Under this update, the Company is required to report disposals that represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results if the component of the Company or group of components meets the criteria to be accounted for as held for sale or the component of the Company or group of components is disposed of by sale. The ASU removes requirements that operations and cash flows have been (or will be) eliminated from the ongoing operations and that the Company will not have any significant continuing involvement with the component in order to be reported as discontinued operations. Additionally, ASU 2014-08 also eliminates a number of scope exceptions and requires additional disclosures for transactions that meet the discontinued operations definition and significant items that are disposed of or held for sale that do not meet the discontinued operations criteria. The ASU is effective for reporting periods beginning after December 15, 2014 with early adoption permitted. Adoption is not expected to have a significant impact on the Company's financial statements.

Presentation of Financial Statements – Going Concern

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-04) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This ASU requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. If conditions or events indicate it is probable that an entity will be unable to meet its obligations as they become due within one year after the financial statements are issued, the update requires additional disclosures. The update is effective for periods beginning after December 15, 2016 with early adoption permitted. ASU 2014-15 is not expected to have an impact on the Company's financial statements.

3. Financial Instruments

At December 31, 2014, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

4. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2014, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

5. Fixed Assets

At December 31, 2014, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 35,297	7
Equipment	65,305	5
Leasehold improvements	143,814	5
Total cost	244,416	
Less accumulated depreciation and amortization	123,479	
Total cost, net of accumulated depreciation and amortization	$ 120,937	

6. Commitments and Contingencies

Sublease

The Company subleases office space under a sublease agreement with RS Platou Markets AS, dated November 24, 2011, which will expire on November 30, 2016.

At December 31, 2014, the future minimum lease payments are as follows:

2015	$ 263,496
2016	237,146
Total	$ 500,642

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2014, no amounts were recorded under such agreement as no loss exists.

7. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2014, the Company had net capital of $3,829,349, which exceeded the regulatory requirement by $3,579,349.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption with respect to its chaperoning activities under SEC Rule 15a-6.

8. Related-Party Transactions

The Company entered into an expense sharing arrangement with RS Platou Markets AS (the "Parent") during 2013. Based on the terms of the agreement, the Parent is to provide accounting and administrative expenses, IT expenses, Errors & Omissions and Directors & Officers insurance, research services and any other reasonable services requested by the Company. The Company recorded a payable of $306,582 as of December 31, 2014, which is included within intercompany payable in the statement of financial condition.

8. Related-Party Transactions (continued)

The Company also earns fees for chaperoning corporate finance underwriting provided to U.S. institutional customers in accordance with its chaperoning agreement with the Parent. As of December 31, 2014, the Company recorded a receivable of $101,759 related to these activities in the statement of financial condition. The remaining other receivables of $31,625 as of December 31, 2014, represent various receivables from the Parent primarily for execution and clearing costs.

9. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

10. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions. Prepaid income taxes represent amounts paid in excess of estimated tax liabilities for the year ended December 31, 2014.

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, the valuation allowance was increased from none to $ 502,760 as of December 31, 2014.

The Company's deferred taxes at December 31, 2014 were as follows:

Deferred tax assets, net of deferred tax liabilities of $3,881	$ 502,760
Valuation allowance	(502,760)
Deferred tax assets, net	$ -

The Company's gross deferred tax assets related principally to bonus compensation, while the gross deferred tax liabilities were primarily attributable to depreciation.

As of December 31, 2014, the Company has no federal, state and local net operating loss carry forwards.